Exhibit 1

Managing Member – Tim Eriksen	Eriksen Capital Management, LLC

Solitron Devices, Inc.

Board of Directors – Nominating Committee
3301 Electronics Way
West Palm Beach, FL 33407

August 6, 2014

Reference: CCP-14-011 – Solitron Director Openings

Dear Nominating Committee:

It was a pleasure to meet you at the 2014 annual meeting of Solitron Devices. The board’s willingness to interact with, and be responsive to, shareholders is a positive step for the company. While I was not in attendance at the 2013 annual meeting, it seems clear that relations between management (including the board) and shareholders are moving in the right direction. Hopefully that progress will continue.

Shareholders rejection of two of the board’s four nominees in 2013, and the board’s sole nominee in 2014, who was one of the two nominees approved the prior year, shows that the board and shareholders (i.e., the owners of the company) are not on the same page. This is not ideal for the company or its shareholders, as it diverts attention away from operations, and often results in unnecessary legal and administrative costs. It is our opinion that the board needs to reach out to its larger shareholders to solicit candidates for the board in order to enhance both the quality of the board and overall results for the company.

We believe there are a number of people who are qualified and willing to serve within Solitron’s shareholder base. Ancora Advisors mentioned the same idea in its March 2013 13-D filing, and we think it is truer today. In addition, we think it benefits the company when its directors own a meaningful stake.

Thus we want to encourage the board to reach out to its major shareholders and solicit nominees for the board. We would encourage the board to add two new directors from its shareholder base and have them be subject to confirmation at the next annual meeting, regardless of whether they stand as Class I, II, or III directors.

While West Palm Beach is quite far from our location, I would be willing to serve on the board. For the past eight and a half years I have managed a small hedge fund focused on micro and small cap companies. I have a particular expertise in unlisted stocks such as Solitron. Over the eight and a half years the fund has generated average annual returns, net of fees and expenses, in excess of 18% per year. Gross of fees, returns have averaged nearly 24% per year. Thus we understand the risks and opportunities that public unlisted micro cap companies face, including financing and acquisitions.

Prior to starting my own investment advisory business, I spent a few years working for Walker’s Manual, a publisher of manuals covering unlisted, micro-cap, and community bank stocks. From 1999 to 2004 I was employed by Peter Kiewit Sons as an administrative engineer. From 2002 to 2004 I worked on the Benicia-Martinez Bridge, which due to changes became largely a $700 million cost plus project. My primary role was to track costs and to properly submit to the California Department of Transportation (CalTrans) for payment, thus I am familiar with some of the issues Solitron faces with its government contracts.

In terms of my educational background, I have an MBA from Texas A&M University, earned in 1997, and bachelor’s degrees in History and Political Studies from The Master’s College, earned in 1991.

Most importantly, we would point out that our interests are aligned with that of other shareholders. As of today Cedar Creek Partners owns 104,902 shares and separately managed accounts of Eriksen Capital Management own an additional 7,300 shares. As a 5% shareholder we appreciate what management has accomplished operationally so far, and look forward to working with management to create a prosperous future for both shareholders and employees of Solitron.

If you would like to discuss the issue further, I would be more than happy to do so. I can be reached at 360-393-3019.

Sincerely,

Tim Eriksen

Managing Member

Cedar Creek Partners